[LOGOS OMITTED]

Market price:
VCPA4=R$157.00/'000 shs
ADR VCP =US$ 25.13
November 20, 2003

Shares outstanding:
38,322,699,553

Market capitalization:
R$ 5,633 million
US$ 1,935 million


Investor Relations team:

Valdir Roque
CFO and IR Director

Alfredo Villares
Investor Relations Manager
Natasha Nakagawa
Andrea Kannebley

Ph: (5511) 3269-4168/4261/4287
Fax: (5511) 3269-4066
ir@vcp.com.br
www.vcp.com.br

Thomson Financial IR
Phone.: (5511) 3897-6405


                           Votorantim Celulose e Papel

     VCP Files Registration Statement for Secondary Preferred Stock Offering

Sao Paulo, November 21, 2003 - VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE:
VCP, BOVESPA: VCPA4) (the "Company") announced today that it has filed with the United States Securities and Exchange Commission and with the Comissao de Valores Mobiliarios (the Brazilian securities commission), a registration statement for a secondary offering of up to 10,344,796 ADSs (or its equivalent in preferred shares) of the Company owned by BNDES Participacoes S.A. and several Votorantim group companies (collectively, the "Selling Shareholders"), which include shares covered by an over-allotment option granted by BNDES Participacoes S.A. Each ADS represents 500 preferred shares.

The offering will be in the United States, Brazil and abroad. J.P. Morgan Securities Inc. will be acting as the sole Global Coordinator for this offering.

The Company will not sell any shares in connection with the offering and will not receive any proceeds from the sale of the preferred shares or ADSs by the Selling Shareholders.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

When available, a prospectus for the ADSs may be obtained from J.P. Morgan Securities Inc., Prospectus Department, One Chase Manhattan Plaza, Floor 5B, New York, NY 10081.

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